UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

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SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INVESTOR RELATIONS RELEASE

Kabel Deutschland continues to post strong growth

Unterfoehring, November 17, 2009 — Kabel Deutschland (KDG), Germany’s largest cable operator, announced today its financial results for the quarter and six months ended September 30, 2009 of its fiscal year 2009/2010.

RGUs, subscriber numbers and ARPUs as per September 30, 2009:

•                  Total Revenue Generating Units(1) increase by 585 thousand to 11.84 million, up 5.2% from previous year.

•                  Internet and Phone RGUs grow by 645 thousand units compared to September 30, 2008 and reach 1,722 thousand, a 59.8% increase over prior year. 851 thousand RGUs are from the Internet services sector (previous year 548 thousand), 872 thousand RGUs from the phone services sector (previous year 530 thousand).

•                  Kabel Digital pay TV RGUs increase by approximately 21 thousand units year over year reaching 844 thousand on September 30, 2009, a 2.5% increase over last year. The pay TV RGUs coupled with Digital Access RGUs and personal video recorders (Kabel Digital+) contribute to a total of approximately 2.2 million digital video RGUs (1.9 million in the previous year).

•                  Premium service RGUs (digital access, pay TV, PVRs(2), Internet and Phone) comprise 32.9% of total RGUs compared to 26.4% in the previous year.

•                  Total subscribers reach 9 million on September 30, 2009. Subscribers now take an average 1.31 RGUs compared to 1.23 as of September 30, 2008.

•                  The monthly total blended ARPU per subscriber(3) for the quarter ended September 30, 2009 amounts to €11.88 (previous year’s same quarter €10.92). Monthly total blended ARPU per RGU(4) increases to €9.13 (previous year €8.97) for the quarter ended September 30, 2009.

Highlights from Kabel Deutschland’s consolidated financials for its second quarter ended September 30, 2009:

•                  Total revenues grow by 8.6% to €368.3 million for the quarter ended September 30, 2009 (previous year’s same quarter €339.3 million).

•                  Subscription based revenues grow by 7.7% and reach €323.4 million and now account for 87.8% of total revenues.

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

•                  Subscription based revenues from the Company’s premium services grow by 39.1% over the comparable period and amount to €101.4 million representing 31.4% of the Company’s overall subscription based revenues (€72.9 million representing 24.3% of the overall subscription based revenues in the quarter ended September 30, 2008).

•                  Adjusted EBITDA(5) (EBITDA) increases by 14.4% and amounts to €163.5 million compared to €142.9 million in the same period last year.

•                  EBITDA margin(6) amounts to 44.4% compared to 42.1% during the second quarter of the previous year.

•                  Free cash flow (EBITDA — Capex(7)) grows by 44.8% to €82.7 million compared to prior year’s Q2 free cash flow of €57.1 million. Free cash flow margin amounts to 22.5% compared to 16.8% in the same period last year.

•                  The Company posts a net loss of €1.5 million in the quarter ended September 30, 2009 compared to a net loss of €22.3 million in the previous year.

Highlights from Kabel Deutschland’s consolidated financials for six months ended September 30, 2009:

•                  Total revenues grow by 10% to €735.5 million compared to €668.5 million in the same period in the previous year.

•                  Subscription based revenues grow by 9.7% and reach €648.5 million (€591.1 million) Subscription based revenues now account for 88.2% of total revenues.

•                  Subscription based revenues from the Company’s premium services amount to €198.0 million and represent 30.5% of overall subscription based revenues (€138.9 million representing 23.5% of the Company’s overall subscription based revenues in the six months ended September 30, 2008). Subscription based revenues from premium services grow by 42.5% over the comparable period.

•                  Adjusted EBITDA increases by 16.2% and amounts to €321.9 million (€277.1 million).

•                  EBITDA margin amounts to 43.8% compared to 41.4% during the six months ended September 30, 2008.

•                  Free cash flow (EBITDA — Capex) grows by 41.5% to €169.4 million compared to prior year’s six months free cash flow of €119.7 million. Free cash flow margin amounts to 23.0% compared to 17.9% in the same period last year

•                  The Company posts a net profit of €4 million in the first six months ended in September 30, 2009 compared to a net loss of €20.6 million during the previous year’s same period.

Cash flow, capital expenditures and liquidity

Cash flow from operations for the six months ended September 30, 2009 amounted €166.2 million compared to €191.7 million in the same period in the previous year.

The customers acquired in the acquisition of cable assets from Orion Cable Group in April 2008 were integrated into KDG’s billing system which changed the billing frequency. This had a one-time effect for the six months ended September 30, 2009 which in effect led to a decrease in Net Working Capital and consequently in cash flows from operating activities in this period. This shift in billing frequency is purely a timing issue and will not impact cash flows from operating activities over the course of the fiscal year 2009/2010.

Capex amounted to €152.5 million in the six months ended September 30, 2009, 20.7% of revenues. Approximately 59.4% of Capex were primarily related to the acquisition and installation of Internet and phone subscribers and to a lesser extent related to level 3 network upgrade. The comparable Capex in the previous year amounted to €157.4 million or 23.5% of revenues, of which approximately 55.6% were spent for the acquisition of Internet and phone subscribers and network upgrade.

Cash on hand of €25.1 million coupled with revolver capacity of €325 million yielded €350.1 million of liquidity on September 30, 2009.

Balance sheet

Total interest bearing indebtedness was at €2,440.6 million; net debt was €2,415.5 million on September 30, 2009 resulting in a net debt / annualized quarterly EBITDA (4 x €163.5 million = 654 million) ratio of 3.69 times through the Senior Notes (previous year: 4.46 times) and 2.54 times through the senior credit facilities (previous year: 3.14).

Financial calendar

The IFRS financials for KDG’s third quarter and nine months of its fiscal year 2009/2010 as per December 31, 2009 will be released at the end of February 2010.

Please refer to our website www.kabeldeutschland.com for further information. The complete financial statements as of September 30, 2009 will be available on our website as of tomorrow.

About Kabel Deutschland

Kabel Deutschland (KDG), Germany’s largest cable operator, offers its customers analog and digital TV, broadband Internet and fixed line phone services via cable as well mobile services in cooperation with an industry partner. The company operates the cable networks in 13 German federal states and supplies its services to approximately 9 million connected households in Germany. KDG offers an open digital TV platform for all program providers. In fiscal year 2008/2009 (12 months ended March 31, 2009), Kabel Deutschland reported revenues of €1,370 million and Adjusted EBITDA of €571 million. As per fiscal year end 2008/2009, KDG had 2,800 employees in Germany.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Income according to IFRS for the Period from July 1, 2009 to September 30, 2009 and July 1, 2008 to September 30, 2008

		July 1, 2009 to September 30, 2009	July 1, 2008 to September 30, 2008	change	change
		€(‘000)	€(‘000)	€(‘000)%
		unaudited	unaudited

1.	Revenues	368,340	339,330	29,010	8.55%

2.	Cost of Services Rendered	-186,332	-167,708	18,624	11.11%
	thereof Depreciation / Amortization	-59,216	-50,232	8,984	17.89%

3.	Other Operating Income	5,914	4,916	998	20.30%

4.	Selling Expenses	-105,516	-106,619	-1,103	-1.03%
	thereof Depreciation / Amortization	-46,043	-42,533	3,510	8.25%

5.	General and Administrative Expenses	-30,931	-32,153	-1,222	-3.80%
	thereof Depreciation / Amortization	-6,509	-6,962	-453	-6.51%

6.	Profit from Ordinary Activities	51,475	37,766	13,709	36.30%

7.	Interest Income	242	414	-172	-41.60%

8.	Interest Expense	-47,397	-57,354	-9,957	-1 7.36%

9.	Income from Associates	241	188	53	28.43%

10.	Profit (Loss) before Taxes	4,561	-18,986	23,547	124.02%

11.	Taxes on Income	-6,084	-3,336	2,748	82.38%

12.	Net Loss for the Period	-1,523	-22,322	20,799	93.18%

	Attributable to:
	Equity Holders of the Parent	-1,979	-22,421	20,442	91.18%
	Minority Interests	455	99	356	359.87%

		-1,523	-22,322	20,799	93.18%

	Adjusted EBITDA(5)	163,479	142,939	20,540	14.37%
	Adjusted EBITDA margin (6)	44.4%	42.1%

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Income according to IFRS for the Period from April 1, 2009 to September 30, 2009 and April 1, 2008 to September 30, 2008

		April 1, 2009 to September 30, 2009	April 1, 2008 to September 30, 2008	change	change
		€(‘000)	€(‘000)	€(‘000)%
		unaudited	unaudited

1.	Revenues	735,540	668,489	67,051	10.03%

2.	Cost of Services Rendered	-366,843	-329,246	37,597	11.42%
	thereof Depreciation / Amortization	-115,970	-96,399	19,571	20.30%

3.	Other Operating Income	11,679	9,038	2,641	29.22%

4.	Selling Expenses	-218,125	-204,928	13,197	6.44%
	thereof Depreciation / Amortization	-90,891	-80,774	10,117	12.53%

5.	General and Administrative Expenses	-60,589	-63,969	-3,380	-5.28%
	thereof Depreciation / Amortization	-13,322	-13,776	-454	-3.30%

6.	Profit from Ordinary Activities	101,662	79,384	22,278	28.06%

7.	Interest Income	2,828	664	2,164	325.93%

8.	Interest Expense	-88,625	-102,995	-14,370	-13.95%

9.	Income from Associates	483	13,379	-12,896	-96.39%

10.	Profit (Loss) before Taxes	16,348	-9,568	25,916	270.86%

11.	Taxes on Income	-12,350	-11,045	1,305	11.81%

12.	Net Profit (Loss) for the Period	3,998	-20,613	24,611	119.40%

	Attributable to:
	Equity Holders of the Parent	3,308	-20,755	24,063	115.94%
	Minority Interests	690	142	548	386.24%

		3,998	-20,613	24,611	119.40%

	Adjusted EBITDA(5)	321,938	277,069	44,869	16.19%
	Adjusted EBITDA margin (6)	43.8%	41.4%

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Financial Position according to IFRS as of September 30, 2009

		September 30, 2009	March 31, 2009	change
ASSETS		€('000)	€('000)	€('000)
		unaudtied	audited

Current Assets

1.	Cash and Cash Equivalents	25,056	51,922	-26,866
2.	Trade Receivables	73,536	106,579	-33,042
3.	Receivables from Affiliates	0	834	-833
4.	Inventories	12,520	15,929	-3,409
5.	Receivables from Tax Authorities	3,835	5,200	-1,364
6.	Other Current Financial Assets	12,363	36,461	-24,100
7.	Prepaid Expenses	12,497	13,086	-589
	Total Current Assets	139,807	230,012	-90,204

Non-current Assets

1.	Intangible Assets	796,956	903,954	-106,999
2.	Property and Equipment	1,204,051	1,214,055	-10,004
3.	Equity Investments in Associates	6,113	5,630	483
4.	Receivables from Affiliates	1,010	0	1,010
5.	Deferred Tax Assets	269	293	-24
6.	Prepaid Expenses	16,961	17,191	-230
	Total Non-current Assets	2,025,359	2,141,123	-115,765

Total Assets		2,165,166	2,371,135	-205,969

Kabel Deutschland GmbH, Unterforhring

Consolidated Statement of Financial Position according to IFRS as of September 30, 2009 (cont’d)

		September 30, 2009	March 31, 2009	change
EQUITY AND LIABILITIES		€(‘000)	€(‘000)	€(‘000)
		unaudited	audited

Current Liabilities

1.	Current Financial Liabilities	21,059	39,522	-18,464
2.	Trade Payables	206,783	260,778	-53,995
3.	Other Current Provisions	21,881	40,442	-18,560
4.	Liabilities due to Income Taxes	32,970	23,127	9,844
5.	Deferred Income	129,936	241,688	-111,753
6.	Other Current Liabilities	71,411	87,166	-15,755
	Total Current Liabilities	484,040	692,723	-208,684

Non-current Liabilities

1.	Senior Notes	640,670	680,130	-39,460
2.	Non-current Financial Liabilities	1,758,885	1,717,074	41,810
3.	Deferred Tax Liabilities	116,915	118,856	-1,940
4.	Provisions for Pension	38,012	35,309	2,702
5.	Other Non-current Provisions	26,222	25,995	227
6.	Other Non-current Liabilities	99,658	102,492	-2,834
7.	Deferred Income	1,307	1,626	-319
	Total Non-current Liabilities	2,681,669	2,681,481	188

Equity

1.	Subscribed Capital	1,025	1,025	0
2.	Capital Reserve	50,169	50,114	55
3.	Cash Flow Hedge Reserve	0	-59	59
4.	Asset Revaluation Surplus	1,263	1,352	-89
5.	Accumulated Deficit	-1,060,631	-1,064,028	3,397
		-1,008,174	-1,011,595	3,420
6.	Minority Interests	7,631	8,527	-896
	Total Equity (Deficit)	-1,000,543	-1,003,068	2,525

Total Equity and Liabilities		2,165,166	2,371,135	-205,969

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Cash Flows according to IFRS for the Period from

April 1, 2009 to September 30, 2009 and April 1, 2008 to September 30, 2008

		April 1, 2009 to	April 1, 2008 to
		September 30, 2009	September 30, 2008	change
		€('000)	€('000)	€('000)
		unaudited	unaudited

1.	Cash Flows from Operating Activities
	Net Profit / Loss for the Period	3,998	-20,613	24,611
	Adjustments to Reconcile Net Profit / Loss to Cash Provided by Operations:
	Taxes on Income	12,350	11,045	1,305
	Interest Expense	88,625	102,995	-14,370
	Interest Income	-2,828	-664	-2,164
	Accretion / Depreciation and Amortization on Fixed Assets	220,183	190,949	29,234
	Gain / Loss on Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	900	309	591
	Income from Associates	-483	-13,379	12,896
	Compensation Expense Relating to Share-based Payments	685	1,718	-1,033
		323,430	272,360	51,070

	Changes in Assets and Liabilities:
	Increase (-) / Decrease (+) of Inventories	3,409	2,763	646
	Increase (-) / Decrease (+) of Trade Receivables	33,043	19,007	14,036
	Increase (-) / Decrease (+) of Other Assets	3,651	-1,707	5,358
	Increase (+) / Decrease (-) of Trade Payables	-54,227	-32,745	-21,482
	Increase (+) / Decrease (-) of Other Provisions	-14,987	5,685	-20,672
	Increase (+) / Decrease (-) of Deferred Income	-112,072	-62,472	-49,600
	Increase (+) / Decrease (-) of Provisions for Pensions	1,747	2,611	-864
	Increase (+) / Decrease (-) of Other Liabilities	-15,285	-6,243	-9,042
	Cash Provided by Operations	168,709	199,259	-30,550

	Income Taxes Paid (-) / Received (+)	-2,460	-7,589	5,129
	Net Cash from Operating Activities	166,249	191,670	-25,421

2.	Cash Flows from Investing Activities
	Cash Received from Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	334	684	-350
	Cash Received from Sale of Investments	0	14,775	-14,775
	Cash Paid for Investments in Intangible Assets	-33,581	-33,707	126
	Cash Paid for Investments in Property and Equipment	-118,896	-123,678	4,782
	Cash Received (+) / Paid (-) for Acquisitions, Net of Cash Acquired	54,494	-535,107	589,601
	Interest Received	2,688	645	2,043
	Net Cash Used in Investing Activities	-94,961	-676,388	581,427

3.	Cash Flows from Financing Activities
	Cash Payments to Shareholders / Minorities	-1,586	-5,495	3,909
	Cash Received Non-current Financial Liabilities	199,000	785,000	-586,000
	Cash Repayments of Non-current Financial Liabilities	-199,000	-110,000	-89,000
	Cash Payments for Reduction of Finance Lease Liabilities	-4,348	-4,038	-310
	Interest and Transaction Costs Paid	-92,220	-106,850	14,630
	Net Cash Used in Financing Activities	-98,154	558,617	-656,771

4.	Cash and Cash Equivalents at the End of the Period
	Changes in Cash and Cash Equivalents (subtotal of 1 to 3)	-26,866	73,899	-100,765
	Valuation Adjustments on Cash and Cash Equivalents	0	145	-145
	Cash and Cash Equivalents at the Beginning of the period	51,922	15,463	36,459
	Cash and Cash Equivalents at the End of the period	25,056	89,507	-64,451

Kabel Deutschland GmbH, Unterfoehring

Network data, Subscribers, Revenue Generating Units and ARPUs

(in thousand unless otherwise stated)		Sep 30, 2008		March 31, 2009		Sep 30, 2009	y-o-y change	y-o-y change %

Network data
Homes passed	#	15,293.1		15,293.1		15,293.1	0.0	0.00%
- thereof Homes upgraded for 2-way-communication	#	11,229.4		12,008.4		12,002.4	773.0	6.88%
- thereof Homes Passed Upgraded Marketable for 2-way-communication	#	7,778.7		8,580.3		8,715.2	936.6	12.04%

Subscribers
Cable Access Subscribers (incl. TKS)	#	9,109.8		9,013.3		8,863.4	-246.4	-2.70%
- thereof wholesale subscribers	#	1,694.6		1,616.1		1,504.0	-190.6	-11.25%
Subscribers without TV	#	69.1		109.6		142.9	73.9	107.00%

Total Subscribers	#	9,178.8		9,122.9		9,006.4	-172.5	-1.88%
- thereof Internet and phone subscribers	#	608.1		805.9		967.2	359.1	59.05%

Revenue Generating Units (RGUs)(1)
Analog Cable Access (incl. TKS)	#	8,289.4		8,143.5		7,947.6	-341.8	-4.12%
Premium Services
Digital Cable Access	#	992.3		1,103.3		1,163.1	170.8	17.21%
Personal Video Recorders (Kabel Digital+)(2)	#	73.3		113.5		164.0	90.7	123.81%
Kabel Digital (pay TV)	#	823.3		849.2		843.9	20.6	2.50%
Kabel Internet	#	547.7		707.5		850.7	303.0	55.33%
Kabel Phone	#	529.8		710.3		871.5	341.7	64.50%
Subtotal Premium Services	#	2,966.3	#	3,483.8	#	3,893.2	926.8	31.24%
Total RGUs	#	11,255.7		11,627.3		11,840.8	585.0	5.20%
Premium Services Penetration	%	26.4%		30.0%		32.9%		24.76%

Monthly ARPU for the quarter ended(8)
Cable Access		€8.17		8.09		8.07	-0.10	-1.17%
Personal Video Recorders (Kabel Digital+)		€7.41		7.57		6.42	-0.99	-13.35%
Kabel Digital (pay TV)		€8.07		8.20		8.36	0.28	3.53%
Kabel Internet		€13.68		12.72		12.12	-1.57	-11.45%
Kabel Phone		€20.78		19.86		18.89	-1.89	-9.09%
Blended ARPU Internet and Phone per Subscriber		€30.47		28.67		27.60	-2.87	-9.42%
Total blended monthly ARPU per RGU(4)		€8.97		9.04		9.13	0.16	1.79%
Total blended monthly ARPU per Subscriber(3)		€10.92		11.43		11.88	0.96	8.77%

Ratio RGUs/Subscribers		1.23		1.27		1.31	0.08	6.52%

Footnotes

(1)

RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

(2)	PVRs (Personal Video Recorders): KDG reports only those customers who have decided to subscribe to and pay for the PVR product which differs from the past.

(3)

Total blended monthly ARPU per subscriber is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of subscribers for that period and the number of months in the period.

(4)

Total blended monthly ARPU per RGU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of RGUs for that period and the number of months in the period.

(5)

Adjusted EBITDA: Profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our management equity programs and non-cash restructuring expenses (“Adjusted EBITDA”), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that ‘Consolidated EBITDA’ is calculated under the indenture governing the Notes or under the terms of our Senior Credit Facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable companies.

(6)	Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

(7)	Capex: excluding M&A and transponder leases.

(8)

ARPU (Average revenue per unit) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGU for that period and the number of months in that period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Chief Financial Officer

Date: November 17, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Managing Director

Date: November 17, 2009